Washington Mutual, Inc.
925 Fourth Avenue, Suite 2500
Seattle, WA  98104

March 9, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Mark Webb

Re:           Washington Mutual, Inc.
Registration Statement on Form T-3
Filed January 12, 2012
File No. 022-28966

Registration Statement on Form T-3
Filed January 12, 2012
File No. 022-28967

Dear Mr. Webb:

Washington Mutual, Inc., a Washington corporation (the “Company”), transmits herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”),  two Amendments No. 1 (“Amendments No. 1”) to the Registration Statements on Forms T-3 of the Company (Registration Nos. 022-28966 and 022-28967) (the “Registration Statements”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated January 25, 2012.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in each Amendment No. 1.

General

1.	Please identify in the filings the natural person or persons who exercise sole and/or shared voting and dispositive powers over the securities owned by Olympic Investment Partners LP.

The Company has revised the disclosure on page 4 of each Form T-3 in response to the Staff’s comment.

Mark Webb
Securities and Exchange Commission

Registration Statement on Form T-3 (File No. 022-28967)

Form T-1

Item 16. List of Exhibits

Exhibit 7

2.
Please amend your filing to include a copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority. In this regard, we note that the report filed with your T-1 is as of June 30, 2011.

The Company acknowledges the Staff’s comment and has filed an updated T-1 as Exhibit 25.1 to the Form T-3 (File No. 022-28967), which contains a copy of the latest report of condition from Law Debenture Trust Company.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (206) 432-8731.

Sincerely yours,

/s/ Charles Edward Smith

Charles Edward Smith, Esq.
General Counsel and Executive Vice President

cc:           Todd R. Chandler, Esq. Weil, Gotshal & Manges LLP